The Noah Investment Group, Inc.



Form N-SAR Report for the Period Ended 10/31/96



Item 77-I



        The Noah Investment Group, Inc. (the "Corporation") was incorporated under the laws of the state of Maryland on December 16, 1992. The Corporation consists of one series, The Noah Fund (the "Fund"). The Fund commenced operations on May 17, 1996.
The following describes the rights of the shares of the Corporation.



        The Corporation's Articles of Incorporation authorize the Board of Directors to issue up to 500,000,000 full and fractional shares, of which the Board of Directors has issued 250,000,000 shares, of common stock, $.001 par value per share. The
Corporation is registered with the Securities and Exchange
Commission as an open-end diversified management company.



        All shares of the Corporation are of the same class, with equal voting, redemption, dividend and liquidation rights. Fractional shares have the same rights proportionately as full shares.
Shares issued are fully paid and nonassessable and have no preemptive or conversion rights.



        The shares do not have cumulative voting rights. Therefore, the holders of more than 50 percent of the shares voting for the election of directors can elect all the directors of the Corporation.



        If the holders of a majority of the outstanding shares of the Corporation shall vote at any time to wind up and liquidate the Corporation, no further shares of the Corporation shall be issued, sold or purchased by the Coporation, and the directors shall immediately proceed to wind up the Corporation's affairs, liquidate the assets, pay all liabilities and expenses of the Corporation, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares. The
Board of Directors shall also do any other acts necessary to secure and complete the dissolution of the Corporation.